
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Posh Outdoors, Inc.

Legal status of issuer

      Form
      Corporation

      Jurisdiction of Incorporation/Organization
      Georgia

      Date of organization
      November 13, 2023

Physical address of issuer
WeWork Terminus, 3280 Peachtree Rd NE, Suite 700, Atlanta, GA 30305

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,778,952	$605,629.23
Cash & Cash Equivalents	$4,090	$5,882.53
Accounts Receivable	0	0
Short-term Debt		
Long-term Debt		0
Revenues/Sales	$131,074	0
Cost of Goods Sold	0	0
Taxes Paid	0	0
Net Income	$-185,982	$-59,624.68


May 4, 2026

FORM C-AR

Posh Outdoors, Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Posh Outdoors, Inc., a Georgia Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://posh-outdoors.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 4, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar

meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Posh Outdoors, Inc. (the "Company") is a Georgia Corporation, formed on November 13, 2023.

The Company is located at WeWork Terminus, 3280 Peachtree Rd NE, Suite 700, Atlanta, GA 30305.

The Company's website is https://posh-outdoors.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Posh Outdoors supplies owners of iconic properties with luxury, modular cabins and marketing services through an attractive revenue share model targeting existing tourism businesses. Posh enables operators to add unique lodging experiences with minimal capex. This enables Posh to avoid many of the lengthy and expensive pitfalls associated with new ground up developments.

RISK FACTORS

Risks Related to the Company's Business and Industry

General Economic Conditions: Changes in the state of the US & Canada economies or specific geographic regions can impact the travel and lodging industry and the company's business.

Need for Additional Capital: to achieve the Company's 3-year plan, significant additional capital is required. The Company may be unable to raise the capital to achieve the plan.

Market Trends and Interest Rates: market trends in the travel and lodging industry, as well as changes in interest rates, real estate valuation, and capital markets can effect the Company's business, financial performance, and valuation.

Supply Chain: Disruptions in international shipping and/or a significant increase in import tariffs can effect the Company's business and financial performance.

Government Actions and Policies: Actions, initiatives, and policies of the US and Canadian governments (including state, province, and local), including changes in regulations, tax laws, and accounting oversight can impact the Company's business and financial performance.

Currency Risk: The company's plan indicates that significant revenues will be generated in Canadian dollars. Changes in the USD/CAD exchange rate can effect the Company's business and financial performance.

Relationships with Revenue Share Parties: The Company's ability to manage its relationships with parties in which it enters into revenue share agreements can impact the Company's business and financial performance.

Roger Lee Pritchard and Edward Haynes are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities,

decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Posh Outdoors supplies owners of iconic properties with luxury, modular cabins and marketing services through an attractive revenue share model targeting existing tourism businesses. Posh enables operators to add unique lodging experiences with minimal capex. This enables Posh to avoid many of the lengthy and expensive pitfalls associated with new ground up developments.

Business Plan

Posh Outdoors has developed a highly scalable platform comprised of: (1) the supply and installation of turn-key unique all-season modular luxury cabins with award-winning eco-friendly designs, (2) a menu of digital marketing and revenue management services. (3) an innovative revenue share program to partner with outdoor tourism businesses such as wineries, ski resorts, ranches, and existing glamping operators.

The Posh revenue share program provides partners with turn-key glamping units and services with minimal up-front cost to the partners, enabling them to add unique experiential lodging to existing tourism operations. The Posh program generates more demand for a partner's existing tourism operations, and existing tourism customers represent built-in demand for the new Posh Outdoors lodging.

Investors expect to benefit from the company's scalability and a projected average unlevered yield on cost (UYOC) of ranging from 20- 30%, significantly higher than the typical 7-12% range for hotels and apartments. With the first location performing well, a 2nd location ramping up, and a large pipeline of other North America locations, Posh Outdoors is poised to rapidly scale its number of keys while avoiding the costs and risks associated with traditional ground-up developments.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Kevin James O'Brien

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Posh Outdoors, Inc - CEO, President, Co-Founder 2023 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Refer to Appendix D: Director & Officer Work History

Education

Name

Roger Lee Pritchard

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Posh Outdoors, Inc. Chairman, CFO, Co-Founder, Secretary - 2023 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Refer to Appendix D: Director & Officer Work History

Education

Name

Edward Haynes

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Posh Outdoors, Inc. - Chief Supply Chain Officer - 2023

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Refer to Appendix D: Director & Officer Work History

Education

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Kevin James O'Brien

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Posh Outdoors, Inc - CEO, President, Co-Founder 2023 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Refer to Appendix D: Director & Officer Work History

Education

Name

Roger Lee Pritchard

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Posh Outdoors, Inc. Chairman, CFO, Co-Founder, Secretary - 2023 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Refer to Appendix D: Director & Officer Work History

Education

Name

Edward Haynes

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Posh Outdoors, Inc. - Chief Supply Chain Officer - 2023

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Refer to Appendix D: Director & Officer Work History

Education

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Georgia law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	100,000
Voting Rights	1 vote per share
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Reg CF via WeFunder Convertible Notes
Amount outstanding	$748,653
Voting Rights	There are no voting rights.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The conversion pricing and dilution varies based on the pre-money valuation of a Qualified Financing.
Other Material Terms or information.	Conversion price equals the lesser of 75% of the price per share of the Qualified Financing or a $12M pre-money Valuation Cap ($10M for "Early Bird"). If not converted, the notes mature 3 years from the issue date with all principal and accrued interest due and payable.
Value of SAFE or Convertible Notes	

Type of security	June 2025 Private Placement Convertible Notes
Amount outstanding	$500,000
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The conversion pricing and dilution varies based on the pre-money valuation of a Qualified Financing.
Other Material Terms or information.	Conversion price equals the lesser of 75% of the price per share of the Qualified Financing or a $12M pre-money Valuation Cap ($10M for "Early Bird")
Value of SAFE or Convertible Notes	

Type of security	January 2026 Convertible Notes Convertible Notes
Amount outstanding	$400,000
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The conversion pricing and dilution varies based on the pre-money valuation of a Qualified Financing.
Other Material Terms or information.	Conversion price equals the lesser of 80% of the price per share of the Qualified Financing or a $15M pre-money Valuation Cap
Value of SAFE or Convertible Notes	

The Company has the following debt outstanding:

Type of debt	Line of credit
Name of creditor	EJH Events & Distribution, LTD
Amount outstanding	Approximately $165,000 CAD as of December 31, 2025.
Interest rate and payment schedule	12% interest rate (increases to 16% if outstanding for more than 90 days)
Amortization schedule	Payments are due 90 days after the draw date, which may be extended at the discretion of the lender.
Describe any collateral or security	Lodging Structures purchased from EJH
Maturity date	December 31, 2026
Other material terms	

The total amount of outstanding debt of the company is $0.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Notes		$748,653.00	Capex for lodging units, transaction costs, general operations	April 29, 2024	Regulation CF
Convertible Notes		$500,000.00	Capital expenditures for lodging units, transaction fees, and general operations	May 12, 2025	Rule 506(b)
Convertible Notes		$400,000.00	Capex for lodging units, transaction expenses, and general	January 12, 2026	Rule 506(b)

			operations		

Ownership

A majority of the Company is owned by a few people and entities. Those people and entities holding common stock are: Roger Lee Pritchard (via single member Posh Outdoors, LLC) Kevin J. O'Brien EJH Southern Holdings, Inc. (controlled by officer/board member Edward J. Haynes), and Nick Purslow. There are no other classes of stock issued. The Convertible Notes (and accrued interest) automatically convert into the security issued in a future Qualified Financing (an equity financing of $1 million or more) so long as the Qualified Financing occurs on or before the maturity date of the Notes (the third anniversary date of the note issuance date).

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Roger Lee Pritchard (Posh Outdoors, LLC	31.9%
Kevin J. O'Brien	31.9%
EJH Southern Holdings, Inc.	21.3%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company completed its Reg CF Convertible Note issuance ($748,653) on April 30, 2025, then issued an additional $500,000 of convertible notes via private placement (on the same terms) in June of 2025. The Company issued an additional $400,000 of convertible notes via private placement in January of 2026. The 2025 and 2026 issuances, along with a trade line of credit, provided funding for the nine cabins at our first partner location. While the company has challenges with liquidity, we have the ability to generate positive cash flows with the first location. We are pursuing both equity and debt financing in 2026 to enable growth in our portfolio of cabins and our marketing services capabilities.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following milestones: 1. Complete installation of 4 phase II lodging units at Skyridge Glamping during Q1 2026. 2. Implement our marketing services engagement at our 2nd location, Lagom Retreat, in Dripping Springs, Texas and install 9 Posh lodging units at the same location (under executed Term Sheet) by the end of 2026. 3. Raise additional capital to complete installation of the 4 phase II lodging units at Skyridge and the 9 units at Lagom Retreat. 4. Continue building our pipeline of future partner locations. 5. Explore raising institutional capital to accelerate deployment of lodging units and building our marketing services capabilities.

Liquidity and Capital Resources

On April 29, 2024 the Company commenced an offering pursuant to Regulation CF and raised $748,653.00. The offering concluded on April 30, 2025.

On May 12, 2025 the Company conducted an offering pursuant to Rule 506(b) and raised $500,000.00.

On January 12, 2026 the Company conducted an offering pursuant to Rule 506(b) and raised $400,000.00.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
The company has a trade line of credit (up to $325,000 CAD) with EJH Events & Distribution, Ltd to support purchase of modular cabins.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Prior to 2025, the company had zero revenues. 2025 brought revenues and validated the company's assumptions for revenues and site level cash flows.

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial

owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Loans

Related Person/Entity	The principals of EJH Events & Distribution, Ltd. are also principals of EJH Southern Holdings, Inc a holder of Posh Outdoors, Inc. common stock.
Relationship to the Company	The majority owner is Edward J. Haynes who serves as Chief Supply Chain Officer for Posh Outdoors, Inc.
Total amount of money involved	Up to $325,000 CAD
Benefits or compensation received by related person	Margin on lodging structure sales and installation services
Benefits or compensation received by Company	Enables acceleration of orders and installation of modular cabins.
Description of the transaction	Trade line of credit with EJH Events & Distribution, Ltd.

Company Distributions or Payments

Related Person/Entity	EJH Events & Distribution, Ltd
Relationship to the Company	The principal shareholder of EJH Events & Distribution, Ltd serves as Chief Supply Chain Officer of the company and he is the majority shareholder of EJH Southern Holdings, Inc that holds common stock in Posh Outdoors, Inc.
Total amount of money involved	Approximately $1.6 million through December 31, 2025
Benefits or compensation received by related person	Margin on products and services provided.
Benefits or compensation received by Company	MFN pricing, and priority manufacturing and installation services along with the trade line of credit disclosed above
Description of the transaction	We purchase lodging structures and

	installation services from EJH Events & Distribution, LTD

Company Rent

Related Person/Entity	EJH Events & DistributioLtd
Relationship to the Company	The principal shareholder of EJH Events & Distribution, Ltd serves as Chief Supply Chain Officer of the company and he is the majority shareholder of EJH Southern Holdings, Inc that holds common stock in Posh Outdoors, Inc.
Total amount of money involved	immaterial
Benefits or compensation received by related person	monthly rent for temporary office space
Benefits or compensation received by Company	much lower expense for shared space.
Description of the transaction	Office rent

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders:

Current Business Dealings

Related Person/EntityEJH Events & Distribution, Ltd**Relationship to the Company**The principal shareholder of EJH Events & Distribution, Ltd serves as Chief Supply Chain Officer of the company and he is the majority shareholder of EJH Southern Holdings, Inc that holds common stock in Posh Outdoors, Inc.**Total amount of money involvedBenefits or compensation received by related person**previously described**Benefits or compensation received by Company**previously described.**Description of the transaction**previously described transactions with EJH Events & Distribution. EJH may provide structures and services to third-parties that are competitors of the Company.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Roger Lee Pritchard(Signature)Roger Lee Pritchard(Name)Chairman ,CFO and Secretary(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

Posh Outdoors, Inc & Subsidiary
Unaudited Financial Statements
YTD

	31-Dec 2025	2024
Income Statement:		
Revenues		
Lodging Net Revenues	$ 131,074	
Fee & Other		
Total Revenues	$ 131,074	
Direct Expenses		
Repairs & Maintenance	$ 2,277	
Marketing, Booking, Tech	$ -	
Depreciation Expense - Lodging Units	$ 30,308	
Total Direct Expenses	$ 32,585	
Site Level Net Operating Income	$ 98,489	
Total Selling, General and Administative	$ 159,491	$ 43,457
EBITDA	$ (61,002)	$ (43,457)
Depreciation & Amortization	$ -	$ -
Net Operating Income (Loss)	$ (61,002)	$ (43,457)
Interest, Other	$ (124,980)	$ (16,168)
Income Tax Expense	$ -	$ -
Net Income (Loss)	$ (185,982)	$ (59,625)

Posh Outdoors, Inc & Subsidiary
Unaudited Financial Statements

Balance Sheet	**31-Dec 2025**	**2024**	
Cash	$ 4,090	$ 5,883	
Prepaid Expenses & Other		$ -	
Total Current Assets	$ 4,090	$ 5,883	
Structures, Furnishings, & Equipment	$ 919,613	$ 565,717	
Less Accumulated Depreciation	$ (30,401)	$ -	
Net Structures, Furnishings, & Equipment	$ 889,212	$ 565,717	
Other Assets			
Deposits on New Structures	$ 728,794		
Debt Issuance Costs	$ 78,484	$ 34,029	
Organizational Costs	$ 78,372		
Total Other Assets	$ 885,650	$ 34,029	
Total Assets	$ 1,778,952	$ 605,629	
Accounts Payable & Accrued Expenses	$ 460,334	$ 218,236	
Deferred Revenue	$ 45,198	$ -	
Partner Deposits	$ 144,336		
Total Current Liabilities	$ 649,868	$ 218,236	
Senior Debt		$ -	
Convertible Notes (included accrued interest)	$ 1,375,486	$ 446,918	
Total Long-Term Liabilities	$ 1,375,486	$ 446,918	$ -
	$ 2,025,354		
Common Stock	$ 199	$ 100	
Additional Paid in Capital		$ -	
Other Comprehensive Income	$ (994)		
Retained Earnings	$ (245,607)	$ (59,625)	
Total Equity	$ (246,401)	$ (59,525)	
Total Liabilities & Equity	$ 1,778,952	$ 605,629	$ -

Posh Outdoors, Inc & Subsidiary
Unaudited Financial Statements

Cash Flow Statement	31-Dec			
		2025		2024
Net Income (Loss)	$	(185,982)	$	(59,625)
Depreciation Expense	$	30,308	$	-
Deferred Revenues	$	45,958	$	-
(Increase) Decrease in Accounts Receivable	$	(631)		
(Increase) Decrease in Other Assets	$	(78,372)	$	-
Increase (Decrease) in AP & Accrued Expenses	$	352,611	$	234,404
(Increase) Decrease in Partner Deposits	$	145,686	$	-
Cash Flow (Use) from Operating Activities	$	309,578	$	174,779
Capital Expenditures	$	(1,104,288)	$	(565,717)
Convertible Note Issuance	$	817,903	$	430,750
Debt Issuance Costs	$	(44,454)	$	(34,029)
Common Stock & Paid in Capital	$	99	$	100
Cash Flow From Financing Activities	$	773,548	$	396,821
Net Cash Flow (Use)	$	(21,163)	$	5,883
Beginning Cash	$	5,883	$	-
Effect of Exchange Rates on Cash	$	19,371		
Ending Cash	$	4,090	$	5,883
Cash Paid for Interest	$	12,639	$	-

Posh Outdoors, Inc & Subsidiary
Unaudited Financial Statements

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares	Amount	APIC	Retained Earnings	Total
Beginning Balance at 1/1/2024	1,000	$ 100	$ -	$ -	$ 100
Issuance of Common Stock & Additional PIC			$ -	$ -	$ -
Net Income (Loss)				$ (59,625)	$ (59,625)
Ending Balance 12/31/2024	1,000	$ 100	$ -	$ (59,625)	$ (59,525)
Issuance of Common Stock & Additional PIC	99,000	$ 99	$ -		$ 99
Net Income (Loss)				$ (185,982)	$ (185,982)
Ending Balance 12/31/2025	100,000	$ 199	$ -	$ (245,607)	$ (245,408)

I hereby certify that the Posh Outdoors, Inc financial statements above were prepared according to generally accepted accounting principles (GAAP) in all material respects.

Signature

Robert Lee Pritchard, CFO
Name & Title

4/30/24
Date